The Carlyle Group	Matthew Cottrell
520 Madison Avenue, 38th Floor	Secretary
New York, New York 10022	(212) 813-4900

May 2, 2013

Securities and Exchange Commission

450 Fifth Street NW

Washington, DC 20549

VIA EDGAR

RE:	Rule 17g-1 Fidelity Bond Filing Information with Respect to Period Covering April 12, 2013 through April 12, 2014 for Carlyle GMS Finance, Inc. (814-00995):

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940 (the “Investment Company Act”), as amended, please find the following information with respect to the Carlyle GMS Finance, Inc. (the “Company”). Please note for the Commission’s records, the following:

a.	A copy of the Company’s executed Fidelity Bond is enclosed under Exhibit 1;

b.	A certificate of the Secretary of the Company containing a copy of the resolutions from the April 3, 2013, meeting of the Company’s Board of Directors at which a majority of directors not considered “interested persons” within the meaning of the Investment Company Act approved the amount, type, form and coverage of the Fidelity Bond is enclosed under Exhibit 2; and

c.	The Fidelity Bond will cover the period from April 12, 2013 through April 12, 2014.

Please contact me if you have any questions or require additional information.

Very truly yours,

/s/ Matthew Cottrell

Matthew Cottrell
Secretary

Enclosures